SMART CUPS, INC.

FINANCIAL STATEMENTS FOR THE YEAR ENDED

DECEMBER 31, 2024

SMART CUPS, INC.

TABLE OF CONTENTS



PARTNERS
Certified Public Accountants

15800 Pines Blvd. Suite 3002
Pembroke Pines, FL 33027
Telephone: 954-362-5195
Fax: 954-430-8776

INDEPENDENT ACCOUNTANTS' REPORT

To the Shareholders of
Smart Cups, Inc.

We have reviewed the accompanying financial statements of Smart Cups, Inc., which comprise the balance sheet as of December 31, 2024, and the related statement of operations, changes stockholders' deficit, and cash flows for the years then ended and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these combined financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the combined financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.





BAS PARTNERS
Certified Public Accountants

15800 Pines Blvd. Suite 3002
Pembroke Pines, FL 33027
Telephone: 954-362-5195
Fax: 954-430-8776

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

BAS Partners LLC

Pembroke Pines, Florida
April 21, 2026

SMART CUPS, INC.

BALANCE SHEET

DECEMBER 31, 2024

		2024
ASSETS		
Current Assets		
Cash and Cash Equivalents	$	331,382
Inventory		65,930
Prepaid expense and deposit		69,190
Due from shareholder		17,386
Total Current Assets		483,888
Property and Equipment, net		4,982,001
ROU Assets, net		740,691
Deferred tax asset		738,767
Total Non-current Assets		6,461,459
TOTAL ASSETS	$	**6,945,347**
LIABILITIES AND SHAREHOLDER'S EQUITY		
Current Liabilities		
Accounts payable and accrued liabilities	$	534,571
Lease liability - current portion		343,199
Deferred revenue		-
Total current liabilities		877,770
Loans		100,000
Lease liability - non-current portion		766,329
TOTAL LIABILITIES		1,744,099
STOCKHOLDER'S EQUITY		
Common Stock		1,079
Additional Paid in Capital		13,450,542
Retained Earnings		(8,250,373)
Total Equity		5,201,248
Total Liabilities and Equity	$	**6,945,347**

The accompanying notes and accountants' review report.


SMART CUPS, INC.

STATEMENT OF OPERATION

FOR THE YEAR ENDED DECEMBER 31, 2024


	2024
Revenue	
Net revenue	$ 217,414
Cost of goods sold	93,947
Gross profit	123,467
OPERATING EXPENSES	
General and Administrative	1,174,945
Sales and Marketing	257,379
Total Operating Expenses	1,432,324
Net Operating Income/(loss)	(1,308,857)
Interest expense	-
Other expense	376,481
Other income/(loss)	151,725
(Loss)/Income before provision for income taxes	(224,756)
Benefit/(Provision) for income taxes	-
Net Loss	**$ (1,533,613)**


The accompanying notes and accountants' review report.


SMART CUPS, INC.
STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)

FOR THE YEAR ENDED DECEMBER 31, 2024

	Common Stock		Additional Paid in Capital	Accumulated Deficit	Total Shareholder Equity / (Deficit)
	Shares	Amount			
Balance - January 1, 2024	19,402,534	$ 1,006	$ 11,454,009	$ (6,716,760)	$ 4,738,255
Issuance of Common Stock	806,726	73	1,996,533	-	1,996,606
Net Loss	-	-	-	(1,533,613)	(1,533,613)
Ending Balance 12/31/2024	**20,209,260**	**$ 1,079**	**$ 13,450,542**	**$ (8,250,373)**	**$ 5,201,248**

The accompanying notes and accountants' review report.

SMART CUPS, INC.
STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2024

	2024
CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income (loss)	$ (1,533,613)
Depreciation	43,680
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities:	
Changes in operating assets and liabilities:	
Inventory	71,803
Prepaid expense and deposit	4,832
Due from shareholder	(17,386)
Accounts payable and accrued liabilities	(303,290)
Deferred revenue	(100,000)
NET CASH USED IN OPERATING ACTIVITES	(1,733,974)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of fixed assets	(141,816)
Right of Use asset	99,228
NET CASH USED IN INVESTING ACTIVITES	(42,588)
CASH FLOWS FROM FINANCING ACTIVITIES	
Proceeds from Safe Agreements	1,996,606
Proceeds from Loan	(8,767)
Lease liabilities	(22,808)
NET CASH PROVIDED BY FINANCING ACTIVITES	1,965,031
CHANGE IN CASH AND CASH EQUIVALENTS	188,469
Cash and Cash Equivalents - Beginning of Year	142,913
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 331,382

The accompanying notes and accountants' review report.

NOTE 1 –DESCRIPTION OF BUSINESS

Smart Cups, Inc. was established to deliver faster, more eco-friendly, precisely portioned consumables through our patented printing technology. We envision a world where we can print any consumable onto any surface at any time, transforming how goods are consumed across the globe.

NOTE 2 –SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation

The Company's financial statements presented are prepared in accordance with the accounting principles generally accepted in the United States of America.

Use of estimates

The preparation of the financial statements in conformity with the accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to estimates and assumptions include the carrying value of fixed assets and accounts receivable. Actual results could differ significantly from such estimates.

Cash and cash equivalents

Cash and cash equivalents consist of demand deposits at banks and highly liquid deposits at banks with an original maturity of three months or less.

Account receivables

Accounts receivables are recorded at invoiced amounts. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable balance. Accounts receivable at December 31, 2024, was $0.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to credit risk consist primarily of cash. The Company maintains its cash with a limited number of financial institutions, which may result in balances exceeding federally insured limits. Management does not believe the Company is exposed to significant credit risk as of the balance sheet date.

NOTE 2 –SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Leases

The Company applies ASC 842, Leases. The Company during the year recognized right-of-use asset and lease liabilities.

Income Taxes

The Company accounts for income taxes using the asset and liability method in accordance with ASC 740, Income Taxes. Deferred tax assets and liabilities are recognized for the future tax consequences of differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. A valuation allowance is recorded when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company has recorded a full valuation allowance against its deferred tax assets due to cumulative operating losses since inception.

Recently Issued Accounting Standards

During the year ended December 31, 2024, no new accounting standards were adopted that had a material impact on the Company's financial statements.

NOTE 3 –FAIR MARKET VALUE

The Company measures fair value in accordance with ASC 820, Fair Value Measurement, which establishes a three-level valuation hierarchy. As of December 31, 2024, the Company did not have any assets or liabilities measured at fair value on a recurring or nonrecurring basis. The Company's financial instruments, which consist primarily of cash, and accounts payable, are recorded at historical cost. Management believes that the carrying values of these instruments approximate their fair values due to their short-term nature and settlement terms.

NOTE 4 — PROPERTY AND EQUIPMENT

As of December 31, 2024, property and equipment consists of:

	2024
Furniture and Equipment	8,791,659
Leasehold Improvements	376,789
Machinery and Equipment	255,699
	9,424,147
Accumulated Depreciation	(4,442,146)
	4,982,001

Depreciation expense for property and equipment for the year ended December 31, 2024 was $43,680.

NOTE 4 — LEASES

The Company's leases consist primarily of noncancelable operating leases of various assets. Certain leases include options to extend or terminate the lease, which are included in the lease term when it is reasonably certain that the Company will exercise such options.

Right-of-use ("ROU") assets represent the Company's right to use an underlying asset for the lease term, and lease liabilities represent the Company's obligation to make lease payments arising from the lease. ROU at December 31, 2024 was $740,691 and Operating lease liabilities was $1,109,928 at December 31, 2024.

ROU assets and lease liabilities are recognized at the commencement date based on the present value of lease payments over the lease term.

NOTE 5 — INCOME TAXES

The Company is incorporated in the State of California and is subject to U.S. federal and state income taxes. The Company has incurred net operating losses since inception and has not recorded any provision for income taxes for the year ended December 31, 2024.

Deferred tax assets, including those arising from net operating loss carryforwards, are recognized only to the extent that it is more likely than not that they will be realized. As of December 31, 2045, the Company has not recorded any deferred tax assets or liabilities because the realization of such assets is not considered more likely than not. Accordingly, a full valuation allowance has been established.

The Company has not taken any uncertain tax positions and does not expect any significant change in unrecognized tax benefits within the next 12 months. No federal or state income taxes have been paid or accrued during the year ended December 31, 2024. The Company's tax years since inception remain open to examination by U.S. federal and state taxing authorities.

NOTE 6 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events from January 1, 2025, through April 21, 2026, the date these financial statements were available to be issued.

END OF REPORT

SMART CUPS, INC.

FINANCIAL STATEMENTS FOR THE YEAR ENDED

DECEMBER 31, 2025

SMART CUPS, INC.

TABLE OF CONTENTS



BAS PARTNERS
Certified Public Accountants

15800 Pines Blvd. Suite 3002
Pembroke Pines, FL 33027
Telephone: 954-362-5195
Fax: 954-430-8776

INDEPENDENT ACCOUNTANTS' REPORT

To the Shareholders of
Smart Cups, Inc.

We have reviewed the accompanying financial statements of Smart Cups, Inc., which comprise the balance sheet as of December 31, 2025, and the related statement of operations, changes stockholders' deficit, and cash flows for the years then ended and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these combined financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the combined financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

1



15800 Pines Blvd. Suite 3002
Pembroke Pines, FL 33027
Telephone: 954-362-5195
Fax: 954-430-8776

BAS PARTNERS
Certified Public Accountants

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

BAS Partners LLC

Pembroke Pines, Florida
April 21, 2026

SMART CUPS, INC.

BALANCE SHEET

DECEMBER 31, 2025

		2025
ASSETS		
Current Assets		
Cash and Cash Equivalents	$	10,311
Accounts Receivable		3,000
Inventory		57,816
Due from shareholder		17,386
Total Current Assets		88,513
Property and Equipment, net		4,955,768
ROU Assets, net		425,347
Deferred tax asset		738,767
Total Non-current Assets		6,119,882
TOTAL ASSETS	**$**	**6,208,395**
LIABILITIES AND SHAREHOLDER'S EQUITY		
Current Liabilities		
Accounts payable and accrued liabilities	$	766,156
Lease liability - current portion		569,728
Total current liabilities		1,335,884
Loans		128,767
Lease liability - non-current portion		449,153
TOTAL LIABILITIES		1,913,804
STOCKHOLDER'S EQUITY		
Common Stock		1,089
Additional Paid in Capital		13,689,699
Retained Earnings		(9,396,196)
Total Equity		4,294,591
Total Liabilities and Equity	**$**	**6,208,395**

The accompanying notes and accountants' review report.

SMART CUPS, INC.

STATEMENT OF OPERATION

FOR THE YEAR ENDED DECEMBER 31, 2025

	2025
Revenue	
Net revenue	$ 94,145
Cost of goods sold	30,325
Gross profit	63,820
OPERATING EXPENSES	
General and Administrative	652,391
Sales and Marketing	79,095
Total Operating Expenses	731,486
Net Operating Income/(loss)	(667,666)
Interest expense	-
Other expense	478,171
Other income/(loss)	14
(Loss)/Income before provision for income taxes	(478,157)
Benefit/(Provision) for income taxes	-
Net Loss	**$ (1,145,823)**

The accompanying notes and accountants' review report.

SMART CUPS, INC.
STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)

FOR THE YEAR ENDED DECEMBER 31, 2025

	Common Stock		Additional Paid in Capital	Accumulated Deficit	Total Shareholder Equity / (Deficit)
	Shares	Amount			
Balance - January 1, 2025	20,209,260	$ 1,079	$ 13,450,542	$ (8,250,373)	$ 5,201,248
Issuance of Common Stock	356,974	9	239,157	-	239,166
Net Loss	-	-	-	(1,145,823)	(1,145,823)
Ending Balance 12/31/2025	**20,566,234**	**$ 1,088**	**$ 13,689,699**	**$ (9,396,196)**	**$ 4,294,591**

The accompanying notes and accountants' review report.


SMART CUPS, INC.
STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2025


	2025
CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income (loss)	$ (1,145,823)
Depreciation	26,233
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities:	
Changes in operating assets and liabilities:	
Accounts receivable	(3,000)
Inventory	8,114
Prepaid expense and deposit	69,190
Accounts payable and accrued liabilities	231,585
Deferred revenue	-
NET CASH USED IN OPERATING ACTIVITES	(813,701)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of fixed assets	-
Right of Use asset	315,344
NET CASH USED IN INVESTING ACTIVITES	315,344
CASH FLOWS FROM FINANCING ACTIVITIES	
Proceeds from Safe Agreements	239,166
Proceeds from Loan	28,767
Lease liabilities	(90,647)
NET CASH PROVIDED BY FINANCING ACTIVITES	177,286
CHANGE IN CASH AND CASH EQUIVALENTS	(321,071)
Cash and Cash Equivalents - Beginning of Year	331,382
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 10,311


The accompanying notes and accountants' review report.


SMART CUPS, INC.
STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2025

NOTE 1 –DESCRIPTION OF BUSINESS

Smart Cups, Inc. was established to deliver faster, more eco-friendly, precisely portioned consumables through our patented printing technology. We envision a world where we can print any consumable onto any surface at any time, transforming how goods are consumed across the globe.

NOTE 2 –SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation

The Company's financial statements presented are prepared in accordance with the accounting principles generally accepted in the United States of America.

Use of estimates

The preparation of the financial statements in conformity with the accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to estimates and assumptions include the carrying value of fixed assets and accounts receivable. Actual results could differ significantly from such estimates.

Cash and cash equivalents

Cash and cash equivalents consist of demand deposits at banks and highly liquid deposits at banks with an original maturity of three months or less.

Account receivables

Accounts receivables are recorded at invoiced amounts. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable balance. Accounts receivable at December 31, 2025, was $3,000.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to credit risk consist primarily of cash. The Company maintains its cash with a limited number of financial institutions, which may result in balances exceeding federally insured limits. Management does not believe the Company is exposed to significant credit risk as of the balance sheet date.

NOTE 2 –SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Leases

The Company applies ASC 842, Leases. The Company during the year recognized right-of-use asset and lease liabilities.

Income Taxes

The Company accounts for income taxes using the asset and liability method in accordance with ASC 740, Income Taxes. Deferred tax assets and liabilities are recognized for the future tax consequences of differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. A valuation allowance is recorded when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company has recorded a full valuation allowance against its deferred tax assets due to cumulative operating losses since inception.

Recently Issued Accounting Standards

During the year ended December 31, 2025, no new accounting standards were adopted that had a material impact on the Company's financial statements.

NOTE 3 –FAIR MARKET VALUE

The Company measures fair value in accordance with ASC 820, Fair Value Measurement, which establishes a three-level valuation hierarchy. As of December 31, 2025, the Company did not have any assets or liabilities measured at fair value on a recurring or nonrecurring basis. The Company's financial instruments, which consist primarily of cash, and accounts payable, are recorded at historical cost. Management believes that the carrying values of these instruments approximate their fair values due to their short-term nature and settlement terms.

NOTE 4 — PROPERTY AND EQUIPMENT

As of December 31, 2025, property and equipment consists of:

	2025
Furniture and Equipment	$ 8,791,659
Leasehold Improvements	376,789
Machinery and Equipment	255,699
	9,424,147
Accumulated Depreciation	(4,468,379)
	$ **4,955,768**

Depreciation expense for property and equipment for the year ended December 31, 2025 was $26,233.

NOTE 4 — LEASES

The Company's leases consist primarily of noncancelable operating leases of various assets. Certain leases include options to extend or terminate the lease, which are included in the lease term when it is reasonably certain that the Company will exercise such options.

Right-of-use ("ROU") assets represent the Company's right to use an underlying asset for the lease term, and lease liabilities represent the Company's obligation to make lease payments arising from the lease. ROU at December 31, 2025 was $425,347 and Operating lease liabilities was $1,018,881 at December 31, 2025.

ROU assets and lease liabilities are recognized at the commencement date based on the present value of lease payments over the lease term.

NOTE 5 — INCOME TAXES

The Company is incorporated in the State of California and is subject to U.S. federal and state income taxes. The Company has incurred net operating losses since inception and has not recorded any provision for income taxes for the year ended December 31, 2025.

Deferred tax assets, including those arising from net operating loss carryforwards, are recognized only to the extent that it is more likely than not that they will be realized. As of December 31, 2025, the Company has not recorded any deferred tax assets or liabilities because the realization of such assets is not considered more likely than not. Accordingly, a full valuation allowance has been established.

The Company has not taken any uncertain tax positions and does not expect any significant change in unrecognized tax benefits within the next 12 months. No federal or state income taxes have been paid or accrued during the year ended December 31, 2025. The Company's tax years since inception remain open to examination by U.S. federal and state taxing authorities.

NOTE 6 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events from January 1, 2025, through April 21, 2026, the date these financial statements were available to be issued.

END OF REPORT